

February 7, 2014

Via E-mail
Andrew Duke
President and Director
Bay Bridge Food and Produce Company
3550 South Harlan Street, Suite 284
Denver, CO 80235

> **Re: Bay Bridge Food and Produce Company**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 24, 2014**
> **File No. 333-187588**

Dear Mr. Duke:

We have reviewed your response to our letter dated November 19, 2013 and have the following additional comments.

Summary Information About Bay Bridge, page 7

Power Industry, page 8

1. We note your response to prior comment 1. Please clarify in the opening paragraphs of this section that power generation is an aspirational goal, that there are significant challenges and uncertainties you face in implementing this component of your business plan, and, if true, that there is a significant risk you will determine to purchase power from third parties.

Plan of Distribution, page 22

2. We note your response to prior comment 3; however, we are unable to locate your revised disclosure. Please include a complete plan of distribution. In this regard, please:

    *   Describe the procedures for subscribing in this offering;
    *   Disclose under what circumstances you reserve the right to terminate the offering other than because of expiration of the offering period;
    *   Disclose that this is a self-underwritten offering and explain the implications of this to prospective investors;
    *   Disclose the basis for your sole officer and director's exemption under Exchange Act Rule 3a4-1; and
    *   Disclose, if true, that the common stock to be offered will be sold in $50 increments.

Please consider as a starting point the disclosure previously included in the first four paragraphs of the Plan of Distribution section in the Form S-1 filed March 28, 2013.   To the extent you believe any of the above do not apply to this offering, please explain why in your response letter and revise for consistency with your disclosure elsewhere in the prospectus and in the exhibits to the registration statement.

Exhibit 23.1

3. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

4. In addition, please ensure that the auditor's report date, as disclosed in the text of the consent filed as Exhibit 23.1, is consistent with the auditor's report date on page F-2.

Exhibit 99.1

5. We note your response to prior comment 7. However, the inappropriate representation in paragraph 4(g) of the subscription agreement still appears in the subscription agreement as refiled. Please remove paragraph 4(g) from the subscription agreement and refile as an exhibit.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey, Accounting Branch Chief at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief